                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

                                 222 BAY STREET
                            SUITE 1750, P.O. Box 258
                                TORONTO, ONTARIO
                                     M5K 1J5
                                    --------
                                 (416) 777-4700
                               Fax: (416) 777-4747
                                 www.skadden.com




                                                     February 16, 2005




VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
USA

                RE:  Ainsworth Lumber Co. Ltd. (the "Registrant")
                     Registration Statement on Form F-4
                     (File No. 333-119812)


Ladies and Gentlemen:

          Enclosed please find a letter from the Registrant requesting that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. on Friday, February 18, 2004, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing.

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Securities and Exchange Commission
February 16, 2005
Page 2



          If you have any questions with respect to the enclosed materials, please contact the undersigned or Christopher Morgan at (416) 777-4700.



                                           Very truly yours,

                                           /s/ Robert Normandeau
                                           ---------------------
                                               Robert Normandeau


cc:  Matt Franker
       (Securities and Exchange Commission)
     Catherine Ainsworth
     Robert Allen
       (Ainsworth Lumber Co. Ltd.)
     G. Eric Doherty, Esq.
       (Borden Ladner Gervais LLP)
     Christopher W. Morgan, Esq.
       (Skadden, Arps, Slate, Meagher & Flom LLP)






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                             [AINSWORTH LETTERHEAD]



                                                     February 16, 2005


BY FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention: Pamela A. Long, Assistant Director

                  Re:      Ainsworth Lumber Co. Ltd.
                           Registration Statement on Form F-4
                           (File No. 333-119812)

Dear Ms. Long:

                  Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement on Form F-4 relating to the exchange of (i) the outstanding US$275,000,000 principal amount of 7 1/4% Senior Notes of Ainsworth Lumber Co. Ltd. (the "Registrant") for US$275,000,000 principal amount of its
7 1/4% Senior Exchange Notes and (ii) the outstanding US$175,000,000 principal amount of Senior Floating Rate Notes of the Registrant for US$175,000,000 principal amount of its Senior Floating Rate Notes, be accelerated to 5:00 p.m. on Friday, February 18, 2004, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing.

                  We hereby acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                 Ainsworth Lumber Co. Ltd.


                                                 By:   /s/ Robert Allen
                                                       -----------------------
                                                       Robert Allen
                                                       Chief Financial Officer

cc.      Matt Franker
           (Securities and Exchange Commission)